1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC July 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — August 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for July 2010: on an unconsolidated basis, net sales were approximately NT$36.16 billion, an increase of 3.0 percent over June 2010 and an increase of 19.4 percent over July 2009. Revenues for January through July 2010 totaled NT$226.97 billion, an increase of 62.3 percent compared to the same period in 2009.
On a consolidated basis, net sales for July 2010 were approximately NT$ 37.22 billion, an increase of 2.4 percent over June 2010 and an increase of 19.4 percent over July 2009. Revenues for January through July 2010 totaled NT$234.37 billion, an increase of 61.8 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
July	36,156	30,279	19.4
January through July	226,967	139,835	62.3

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
July	37,218	31,173	19.4
January through July	234,367	144,885	61.8

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
VP & CFO, TSMC	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882607	ext. 7125038	ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
August 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2010.
1) Sales volume (in NT$ thousand)

Period	Items	2010	2009
July	Net sales	36,156,392	30,278,581
Jan.-July	Net sales	226,966,657	139,834,790
2) Funds lent to other parties: None
3) Endorsements and guarantees: None
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
	Notional Amount	—	3,674,464	22,211,900	—	—	—	—	—
Outstanding Contracts	Mark to Market Profit/Loss	—	(6,716)	30,358	—	—		—	—
	Unrealized Profit/Loss	—	(6,716)	(151,385)	—	—		—	—
Expired	Notional Amount	—	27,689,694	161,006,411	—	—	—	—	—
Contracts	Realized Profit/Loss	—	204,249	66,641	—	—		—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
	Notional Amount	—	—	—	—	—	—	—	—
Outstanding Contracts	Mark to Market Profit/Loss	—	—	—	—	—		—	—
	Unrealized Profit/Loss	—	1,233	—	—	—		—	—
Expired	Notional Amount	—	1,330,870	—	—	—	—	—	—
Contracts	Realized Profit/Loss	—	(311)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer